

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2011

Via E-mail
Ross Lavnikevich
Chief Executive Officer
iGenii, Inc.
40 Exchange Place
New York, New York 10005

> **Re:** **iGenii, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 12, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 22, 2011**
> **File No. 0-54227**

Dear Mr. Lavnikevich:

We have reviewed your response submitted September 20, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 9

1. We reviewed your response to comment two in our letter dated September 6, 2011 and we reissue our prior comment. Please note that pursuant to Exchange Act Rule 13a-15 management must evaluate, with the participation of the principal executive and principal financial officers, or persons performing similar functions:

    - the effectiveness of your disclosure controls and procedures (as defined in paragraph (e)) as of the end of each fiscal quarter;
    - the effectiveness of your internal control over financial reporting (as defined in paragraph (f)) as of the end of each fiscal year; and

- any change in your internal control over financial reporting that occurred during each fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Please also note that Item 307 of Regulation S-K requires disclosure of the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the of the period covered by the report based on the evaluation of controls and procedures required by Exchange Act Rule 13a-15. This disclosure is in addition to the disclosures regarding internal control over financial reporting and changes in internal control over financial reporting pursuant to Item 308 of Regulation S-K. As previously requested, please revise to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the of the period covered by the report as required by Item 307 of Regulation S-K.

Item 10. Directors, Executive Officers, Promoters and Control Persons, page 10

2.   We reviewed your response to comment one in our letter dated September 6, 2011. Please revise to disclose that your executive officers and directors did not receive or earn any cash or non-cash compensation during the last two years. Otherwise, provide the information required by paragraphs (m) through (r) of Item 402 of Regulation S-K to the extent applicable. In future filings, please revise to contain the numbers and captions of all items of Form 10-K. Please note that if any item is inapplicable or the answer thereto is negative, an appropriate statement to that effect shall be made. Refer to Exchange Act Rule 12b-13.

Signatures, page 12

3.   We reviewed your response to comment three in our letter dated September 6, 2011. However, the report must be signed on behalf of the registrant by your principal executive officer, principal financial officer, controller or principal accounting officer and by at least the majority of the board of directors and in their capacities as such. Please revise.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief